UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                               CNS Response, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12619C101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Sail Venture Partners, LP
                           600 Anton Blvd., Suite 1750
                              Costa Mesa, CA 92626
                                 (714) 241-7500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  March 7, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 9)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12619C101                                            PAGE 2 OF 9 PAGES

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           SAIL VENTURE PARTNERS, LLC.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER

   SHARES                4,338,521
              ---------- -------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER

  OWNED BY               0
              ---------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER

  REPORTING              4,338,521
              ---------- -------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH                 0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           4,338,521
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|


---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           16.8%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           OO LIMITED LIABILITY COMPANY
---------- ---------------------------------------------------------------------

CUSIP NO. 12619C101                                            PAGE 3 OF 9 PAGES

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           SAIL VENTURE PARTNERS, LP
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER

   SHARES                4,338,521
              ---------- -------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER

  OWNED BY               0
              ---------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER

  REPORTING              4,338,521
              ---------- -------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH                 0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,338,521
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.8%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.001 per share (the "Common Stock"), of CNS Response, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 2755 Bristol St., Costa Mesa, California 92626.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed jointly by Sail Venture Partners, LP, a Delaware partnership ("Sail Venture Partners"), formerly known as Odyssey Venture Partners II, LP, and Sail Venture Partners, LLC, a Delaware limited liability company ("Sail Venture Partners, LLC"). Sail Venture Partners is a licensed small business investment company, investing in early stage technology companies, and the address of the principal office of Sail Venture Partners is 600 Anton Blvd., Suite 1750, Costa Mesa, CA 92626. The principal business of Sail Venture Partners, LLC, is to act as general partner of Sail Venture Partners, and its address is the same as Sail Venture Partners. Sail Venture Partners, LLC, as general partner of Sail Venture Partners, may be deemed to beneficially own the securities owned by Sail Venture Partners insofar as it has the power to direct the voting and disposition of such securities. The managing members of Sail Venture Partners, LLC, are David B. Jones, Walter Schindler, Alan Sellers, and Thomas Cain (the "Managing Members"). A unanimous vote of the Managing Members is required to vote or dispose of the Company's securities held by Sail Venture Partners. Each of the Managing Members is a venture capitalist. The principal business address of each of the Managing Members is 600 Anton Blvd., Suite 1750, Costa Mesa, CA 92626.

         During the last five years, none of the Managing Members, nor Sail Venture Partners, LLC, nor Sail Venture Partners has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

MERGER AGREEMENT

         The closing (the "Closing") of the transactions contemplated by that certain Merger Agreement dated January 16, 2007, as amended on February 23, 2007 (the "Merger Agreement"), by and among the Company, CNS Response, Inc., a California corporation ("CNSR California"), and CNS Merger Corporation, a California corporation and a wholly-owned subsidiary of the Company ("MergerCo") occurred on March 7, 2007. Pursuant to the Merger Agreement, the Company acquired CNSR California in a merger transaction wherein MergerCo merged with and into CNSR California, with CNSR California being the surviving corporation (the "Merger"). The Company issued an aggregate of 17,744,625 shares of its Common Stock to the stockholders of CNSR California in exchange for 100% ownership of CNSR California. Additionally, the Company assumed an aggregate of 8,407,517 options to purchase shares of Common Stock and warrants to purchase shares of Common Stock on the same terms and conditions as previously issued by CNSR California. Of these equity securities, as a former shareholder of CNSR California, Sail Venture Partners received 3,109,406 shares of Common Stock of the Company, and 1,229,115 shares of Common Stock issuable upon the exercise of vested and exercisable warrants. After the Closing, CNSR California became the Company's wholly-owned subsidiary. On the same date, the Company changed its name from Strativation, Inc. to CNS Response, Inc.

PRIVATE PLACEMENT TRANSACTION

         On March 7, 2007, simultaneous with the closing of the Merger, the Company received gross proceeds of approximately $7,008,450 in a private placement transaction (the "Private Placement") with institutional investors and other high net worth individuals ("Investors"). Pursuant to Subscription Agreements entered into with these Investors, the Company sold 5,840,374 Investment Units, at $1.20 per Investment Unit. Each "Investment Unit" consists of one share of the Company's Common Stock, and a five year non-callable warrant to purchase three-tenths of one share of the Company's Common Stock, at an exercise price of $1.80 per share (the "Investor Warrant"). The Company may agree to sell additional Investment Units for a period of 45 days following March 7, 2007, so that the gross proceeds from the offering may be in excess of $7,008,450. The percentage ownership of Common Stock by Sail Venture Partners and Sail Venture Partners, LLC in this report takes into account the Common Stock issued to the Investors in the Private Placement.

         The beneficial ownership of the Company's Common Stock reported in this
Schedule 13D by Sail Venture Partners is based on Sail Venture Partners' ownership of 3,109,406 shares of Common Stock of the Company and 1,229,115 shares of Common Stock issuable upon the exercise of vested and exercisable warrants, and assumes a total of 25,921,305 shares of the Company's Common Stock issued and outstanding as of March 19, 2007.

         The beneficial ownership of the Company's Common Stock reported in this
Schedule 13D by Sail Venture Partners, LLC is based on Sail Venture Partners, LLC's indirect ownership of 3,109,406 shares of Common Stock of the Company and 1,229,115 shares of Common Stock issuable upon the exercise of vested and exercisable warrants, and assumes a total of 25,921,305 shares of the Company's Common Stock issued and outstanding as of March 19, 2007.

ITEM 4.  PURPOSE OF TRANSACTION.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D, which disclosure is incorporated herein by reference.


         All of the 3,109,406 shares of Common Stock, and warrants to purchase 1,229,115 shares of Common Stock of the Company held by Sail Venture Partners, and to which this Schedule 13D relates, are held by Sail Venture Partners as an investment. Neither the Managing Members, nor Sail Venture Partners, LLC, nor Sail Venture Partners is a member of a group relating to the Issuer. As a result of the Closing, and taking into account the Private Placement, each of Sail Venture Partners and Sail Venture Partners, LLC beneficially own 16.8% of the issued and outstanding shares of Common Stock of the Company, which is the only class of voting security which the Company has issued and outstanding as of the date hereof.

         Other than as described in this Schedule 13D, neither the Managing Members, nor Sail Venture Partners, LLC, nor Sail Venture Partners has any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

         As of March 19, 2007, Sail Venture Partners owned 3,109,406 shares of Common Stock of the Company, and 1,229,115 shares of Common Stock issuable upon the exercise of vested and exercisable warrants (the "Sail Venture Partners Shares). Assuming a total of 25,921,305 shares of the Company's Common Stock outstanding as of March 19, 2007, the Sail Venture Partners Shares constitute approximately 16.8% of the shares of the Company's Common Stock issued and outstanding.

         Sail Venture Partners, LLC, as the General Partner of Sail Venture Partners, beneficially owns 3,109,406 shares of Common Stock of the Company, and 1,229,115 shares of Common Stock issuable upon the exercise of vested and exercisable warrants (the "Sail Venture Partners LLC Shares). Assuming a total of 25,921,305 shares of the Company's Common Stock outstanding as of March 19, 2007, the Sail Venture Partners LLC Shares constitute approximately 16.8% of the shares of the Company's Common Stock issued and outstanding.

         Each of the Managing Members of Sail Venture Partners, LLC may be deemed to beneficially own the securities owned by Sail Venture Partners insofar as they have the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the Managing Members as an individual is, for any purpose, the beneficial owner of any of the Sail Venture Partner Shares, and each of the Managing Members disclaims beneficial ownership as to the Sail Venture Partner Shares.

         Transactions by the Reporting Persons in the Company's Common Stock effected in the past 60 days are described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
  No.

1        Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                          Sail Venture Partners, LP
                                          a Delaware limited partnership

Dated: March 19, 2007                     /s/ David Jones
                                          -----------------------------------
                                          By:  Sail Venture Partners, LLC
                                          a Delaware limited liability company
                                          By: David Jones
                                          Its: Manager


                                          Sail Venture Partners, LLC
                                          a Delaware limited liability company

Dated: March 19, 2007                     /s/ David Jones
                                          -----------------------------------
                                          By: David Jones
                                          Its: Manager

                                  EXHIBIT INDEX

Exhibit
  No.
-------
1        Joint Filing Agreement.

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.


                                          Sail Venture Partners, LP
                                          a Delaware limited partnership

Dated: March 19, 2007                     /s/ David Jones
                                          -----------------------------------
                                          By:  Sail Venture Partners, LLC
                                          a Delaware limited liability company
                                          By: David Jones
                                          Its: Manager


                                          Sail Venture Partners, LLC
                                          a Delaware limited liability company

Dated: March 19, 2007                     /s/ David Jones
                                          -----------------------------------
                                          By: David Jones
                                          Its: Manager